MONTHLY REPORT - May, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (21,043,401)    12,738,729

   Change in unrealized gain (loss) on open         (52,130,667)     4,613,692
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.        152,179       (235,554)
         Treasury obligations

    Interest income                                     294,730      1,530,895

    Foreign exchange gain (loss) on margin             (442,615)       (79,566)
       deposits
                                                   ------------   ------------
Total: Income                                       (73,169,774)    18,568,196

Expenses:
   Brokerage commissions                              4,708,767     24,423,350

   Management fee                                         7,831         31,598

   20.0% New Trading Profit Share                       (75,558)             0

   Custody fees                                               0         40,612

   Administrative expense                               192,829        954,544
                                                   ------------   ------------
Total: Expenses                                       4,833,869     25,450,104

Net Income (Loss) - May, 2010	                  $ (78,003,643)    (6,881,909)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (699,553.991       $ 12,101,649     905,130,434    917,232,083
   units) at April 30, 2010
Addition of 8,128.929 units on                0      10,660,500     10,660,500
   May 1, 2010
Redemption of (5,058.071) units              (0)     (6,071,911)    (6,071,911)
   on May 31, 2010+
Net Income (Loss) - May, 2010          (958,370)    (77,045,273)   (78,003,643)
                                   -------------  -------------   ------------

Net Asset Value at May 31,
2010 (702,832.895 units inclusive
of 208.046 additional units)	   $ 11,143,279     832,673,750    843,817,029
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST May 2010 UPDATE

             May      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (8.44)%       (0.95)%      $   1,200.44   699,017.359  $ 839,126,137
Series 2   (6.71)%       (3.85)%*     $   1,228.94        46.712  $      57,406
Series 3   (6.69)%        0.65 %      $   1,229.42     3,768.824  $   4,633,486

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 June 8, 2010


Dear Investor:

Significant macro economic events in May triggered abrupt and large price moves and trend reversals, resulting in losses for the Trust. The list of events included: the European debt crisis; the "flash Crash" of May 6 and subsequent global decline in equity prices; falling commodity prices as prospects for economic recovery faltered, which in turn put pressure on commodity and growth oriented currencies; a flow of funds into U.S., German, British and Japanese government securities and gold as safe haven from economic, financial system, currency and equity market volatility; heightened tensions on the Korean peninsula due to the sinking of a South Korean naval vessel; and the seemingly uncontrollable oil leak in the Gulf of Mexico. The Trust's portfolio sustained losses from currency, stock index and commodity (particularly energy) trading. Interest rate futures trading was profitable.

Short dollar positions versus the growth oriented and commodity currencies of Australia, New Zealand, Brazil, Canada, Chile, Russia, India, Mexico, Singapore, Turkey, South Africa and Korea produced losses as traders reduced risky trades and sought safe haven U.S. dollars. Moderate losses were sustained in non-dollar cross rate trading primarily due to weakness in the Australian dollar and, surprisingly, strength in the euro versus other even weaker, peripheral European currencies. Meanwhile, long dollar positions relative to the euro, pound sterling and Swiss franc were profitable.

The Trust entered the month with long positions in most stock index futures and, therefore, suffered losses from the global equity market sell-off as measured by May's 9.5% drop in the MSCI World Equity Index. The Asian indices generated the most significant losses: Japan, Taiwan, China, Hong Kong, Singapore, Australia and, of course, Korea. European and U.S. stock index futures were also unprofitable.

The safe haven flow of funds into German, U.S., Japanese and British notes and bonds generated profits from long futures positions in these instruments.

Except for gold which also benefited from the flight to safety, long positions in commodities were losers as the growth story was dealt a blow by European and Asian economic and political problems. The S&P GSCI Total Return Index, an unleveraged long only commodity index, was down 13.2% in May. The energy sector was particularly hard hit after a big run-up in prices, and long positions in Brent and WTI crude, heating oil, gas oil and reformulated gasoline blendstock
(RBOB) were unprofitable. Crude inventories were already high, particularly in the U.S., and currency and economic growth problems were enough to trigger a significant price drop. It was a similar story in the metals where long positions in zinc, copper, nickel, aluminum and platinum (which traded like an industrial metal in May) were unprofitable. Agricultural commodities were about flat with small profits on short positions offset by small losses on long positions.

Over the long-term, our investment strategy has exhibited low and sometimes negative correlation to stock market returns. From time to time over shorter periods events which are negative for stocks will also negatively impact our portfolio. May was such a month. Our models and risk control methodology operated as designed in May cutting positions throughout the month as volatility increased and established trends reversed. The portfolio is currently in a position of significantly reduced risk with the expectation of identifying and participating in new trends regardless of direction in currencies, interest rates, stock indices and commodities.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman